August 5, 2014

Ms. Susan Block

Attorney-Advisor

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

Re:	Ryerson Holding Corporation
Amendment No. 21 to the Registration Statement on Form S-1 (File No. 333-164484)

Dear Ms. Block:

On behalf of Ryerson Holding Corporation (the “Company”), set forth below are the Company’s responses to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) pertaining to the Company’s Amendment No. 21 to the Registration Statement on Form S-1 filed on July 24, 2014 (the “Registration Statement”) in respect of the initial public offering of shares of its common stock, contained in your letter dated July 31, 2014 to Michael C. Arnold, Chief Executive Officer and President of the Company. On behalf of the Company, we hereby submit to the Commission Amendment No. 22 to the Registration Statement (the “Amendment”) that contains changes made in response to the comments of the Staff. To facilitate your review, we have set forth each of your comments below with the Company’s corresponding response and have marked the enclosed Amendment to reflect the changes. In addition, references to page numbers below pertain to the page numbers in the marked version of the Amendment submitted herewith. Defined terms used herein without definition have the meanings ascribed to them in the Amendment.

Management’s Discussion and Analysis of Financial Condition, page 40

Contractual Obligations, page 53

1.	Comment: We note your response to our prior comment 1 and the changes made to page 53 of the registration statement in response to our prior comment. However, we are unable to determine where you have reflected the $25 million drawdown on the Credit Facility that will be made to fund the termination payment to Platinum in your pro forma table of contractual obligations. Please advise or revise as appropriate.

Response: The Company acknowledges the Staff’s comment and, as previously disclosed to the Staff, advises the Staff that since the termination fee payment will be made using proceeds from the offering and not from borrowing under the credit facility, no revisions to the pro forma table of contractual obligations are necessary.

Ms. Susan Block

Attorney-Advisor

United States Securities and Exchange Commission

Division of Corporation Finance

August 5, 2014

Report of Independent Registered Public Accounting Firm, page F-2

2.	Comment: We note your response to our prior comment 2, and reissue the comment. Prior to the planned effectiveness of the Company’s Form S-1 registration statement, please remove the restrictive legends included on the report and the consent of the independent registered public accounting firm.

Response: The Company acknowledges the Staff’s comment and confirms that it has removed the restrictive legends included on the report and the consent of the independent registered public accounting firm.

In addition to the changes discussed above, the Company has also amended the Registration Statement to update information and to correct typographical errors. Please do not hesitate to contact Cristopher Greer at (212) 728-8214 or the undersigned at (212) 728-8692 with any further questions or comments.

Very truly yours,

/s/ Joseph Antignani

Joseph Antignani

Enclosures

cc:	Michael C. Arnold, Chief Executive Officer and President

Cristopher Greer, Esq.